

July 18, 2014

Via facsimile
Mr. Derrick A. Jensen, Chief Financial Officer
Quanta Services, Inc.
2800 Post Oak Blvd., Suite 2600
Houston, TX 77056

> Re: **Quanta Services, Inc.**
> **Form 10-K for the year ended December 31, 2013**
> **Filed March 3, 2014**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 10, 2014**
> **File No. 1-13831**

Dear Mr. Jensen:

We have read your response to our letter dated June 3, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement filed April 10, 2014

Compensation Discussion and Analysis, page 24

2013 Grants of Plan-Based Awards Table, page 51

1. We note your response to comment two of our letter dated June 3, 2014. Because the compensation committee established the performance conditions for awards under your 2013 Supplemental Incentive Plan in 2013, communicated such performance conditions to the named executive officers in 2013, and all company decisions necessary to determine the amount of the award were made in 2013, it continues to appear to us that the grant date of such awards is 2013 and the 2013 Grants of Plan-Based Awards Table should reflect such awards. Please see Question 119.23 of the Compliance and Disclosure Interpretations for Regulation S-K and Instruction 8 to Item 402(d) of Regulation S-K. Please tell us why you believe that the awards made under the 2013

Supplemental Incentive Plan were not granted in 2013 despite the performance conditions being established and met in 2013. In the alternative, please provide us with an example of what your revised disclosure would have looked like for this past fiscal year.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Mindy Hooker at (202) 551-3732 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791 or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief